

Mail Stop 3030

March 9, 2009

VIA U.S. MAIL

Mr. William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240

  Re: Mettler-Toledo International Inc.
    Form 10-K for the year ended December 31, 2008
    Filed February 13, 2009
    File No. 001-13595

Dear Mr. Donnelly:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Angela Crane
       Accounting Branch Chief